

Mail Stop 4720

August 25, 2016

Mr. Vincent J. Calabrese, Jr.
Vice President and Chief Financial Officer
F.N.B. Corporation
One North Shore Center
12 Federal Street
Pittsburgh, PA 15212

     Re: **F.N.B. Corporation**
            Form 10-K for the Fiscal Year Ended December 31, 2015
            Filed February 26, 2016
            Form 8-K filed July 21, 2016
            Response dated August 24, 2016
            File No. 001-31940

Dear Mr. Calabrese:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed July 21, 2016
Exhibit 99.1

1. We note your correspondence dated August 24, 2016. For each individual expense category included in the merger, acquisition and severance costs line item, please provide us additional information to help us understand the nature of each expense. Specifically address whether each adjustment represents a direct restructuring expense such as employee severance and contract termination fees or if they are related to duplicative, estimated synergy like adjustments that will eventually run-off over time.

You may contact Marc Thomas, Senior Staff Accountant, at (202) 551-3452, or me at (202) 551-3321 with any questions.

Sincerely,

/s/ Dave Irving

Dave Irving
Senior Staff Accountant
Office of Financial Services